EXHIBIT 1

SANDELL ISSUES PRESENTATION MAKING CASE FOR COMPREHENSIVE CHANGE AT ETHAN ALLEN

Highlights Qualifications of New Director Candidates and Action Plan to Reverse Years of Company Underperformance

New York (November 3, 2015) - Sandell Asset Management Corp. (“Sandell”), a large shareholder of Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”) (NYSE:ETH), has issued a presentation in connection with its campaign to elect a slate of new, highly-qualified candidates to the Board of Directors (the “Board”) of Ethan Allen. The presentation, entitled “Re-Design Ethan Allen: The Case, Candidates and Plan for Change,” discusses in great detail a number of issues plaguing the Company that Sandell believes can be traced back to one over-arching problem: poor corporate governance that has enabled the centralization of apparently un-checked power in the hands of Farooq Kathwari, the Company’s Chairman, CEO and President. The presentation can be found at:

http://www.redesignethanallen.com/content/uploads/2015/11/CaseforChange.pdf

This presentation meticulously chronicles the Company’s abysmal stock price performance, as Ethan Allen has dramatically under-performed its peers over almost every time period measured. Central to this underperformance is the Company’s inability to grow revenue due in part to what Sandell believes is Ethan Allen’s stale and complacent approach to merchandising and its negligible online presence, along with what Sandell believes has been the Company’s unsophisticated fiscal and real estate policies that have plagued Ethan Allen for years.

Sandell believes this outmoded way of thinking about operations and finance has been enabled by a stale Board that has been unable to act as an effective counterweight to the will of Mr. Kathwari. The Company’s recent addition of two new Directors is, in the opinion of Sandell, a transparent and cynical gesture with no practical impact on policy; it is notable that 71-year old Farooq Kathwari was granted a new five-year (extendible to seven years) employment agreement very soon after the addition of these new Directors. Furthermore, the existence of the Company’s “dead-hand” entrenchment provision in its Certificate of Incorporation as well as the Company’s lack of disclosed succession plans are troubling, existential governance issues that Sandell believes highlight the need for significant change in the boardroom. Delaware courts have emphasized the need for boards to be mindful of their fiduciary duties when addressing inclusion of dead-hand provisions and numerous authorities, including the SEC and the Council of Institutional Investors, have noted that succession planning is a critical, key function of a board.

Sandell has nominated an outstanding slate of candidates for the Board of Directors that can bring fresh perspective and new ideas to the Company. Notably, the candidates together possess relevant skills in many key functional areas and Sandell believes that these candidates will be able to implement significant, value-creating change. As detailed in the presentation, such a plan would contemplate changes across three key areas: retailing, finance, and governance. As opposed to the misguided strategies that Sandell believes have been pursued by Farooq Kathwari and the Board that he chaired over the years, these candidates have concrete, actionable ideas that we believe can successfully create value, as highlighted in the presentation.

Shareholders are encouraged to access the website entitled “Redesign Ethan Allen,” which is available at www.RedesignEthanAllen.com, for more information. Sandell looks forward to speaking with shareholders in the days leading up to the Company’s 2015 Annual Meeting and discussing how the candidates it has nominated can help better position Ethan Allen for greatness.

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Okapi Partners LLC

Bruce Goldfarb, 212-297-0722 or Chuck Garske, 212-297-0724

Sloane & Company

Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

Sandell Asset Management Corp., Castlerigg Master Investments Ltd., Castlerigg International Limited, Castlerigg International Holdings Limited, Castlerigg Offshore Holdings, Ltd., Castlerigg Active Investment Fund, Ltd., Castlerigg Active Investment Intermediate Fund, L.P., Castlerigg Active Investment Master Fund, Ltd., Castlerigg Event Driven and Arbitrage Fund, Thomas E. Sandell (collectively, “Sandell”), Edward Glickman, Kathy Herbert, Richard Mansouri, Annelise Osborne, Ken Pilot and Alex Wolf (collectively with Sandell, the “Participants”) have filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy card to be used in connection with the solicitation of proxies from the stockholders of Ethan Allen Interiors Inc. (the “Company”) in connection with the Company’s 2015 annual meeting of stockholders. All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and are, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and at our website at http://www.RedesignEthanAllen.com.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by Sandell Asset Management Corp. with the SEC on November 3, 2015. This document can be obtained free of charge from the sources indicated above.